

May 17, 2013

Via E-mail
Van A. Welch
Chief Financial Officer
Willbros Group, Inc.
4400 Post Oak Parkway
Suite 1000
Houston, TX 77027

>   **Re: Willbros Group, Inc.**
>   **Post-Effective Amendment to Registration Statement on Form S-3**
>   **Filed April 26, 2013**
>   **File No. 333-173446**
>   **Post-Effective Amendment to Registration Statement on Form S-3**
>   **Filed April 26, 2013**
>   **File No. 333-174406**

Dear Mr. Welch:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendments to Registration Statements on Form S-3

General

1.   We note that you did not timely file your Form 10-K for the year ended December 31, 2011 and therefor were no longer eligible to use the Form S-3. You did not, however, file post-effective amendments for these two offerings to convert them to the appropriate form. See the guidance set forth in Compliance and Disclosure Interpretations, Securities Act Rules, Question 198.06. Please tell us what consideration you gave to file such post-effective amendments. Tell us also whether you have made any sales pursuant to this registration statement since the filing of your Form 10-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any questions.

        Sincerely,

        /s/ A.N. Parker *for*

        H. Roger Schwall
        Assistant Director

CC: Robert Melgaard
       Conner & Winters, LLP